2200 West Don Tyson Parkway - Springdale, Arkansas 72762 Donnie Smith President & Chief Executive Officer Greetings from the Tyson Foods family! On behalf of the 115,000 Tyson Foods Team Members, I would like to take this opportunity to introduce ourselves and personally tell you how much we look forward to what’s ahead for our companies and the people who make them the best at what they do. We have long admired the capabilities of The Hillshire Brands Company and are thrilled that, together, we can continue to grow our companies as one. Realistically, we expect the transaction to close before September 27, 2014, which is the last day of Tyson Foods’ fiscal year. Our companies share a common mission – bringing people together around the table for great food. They are great complements to one another and, as one company, we will offer the industry’s best products in every channel. As we learn more and more about Hillshire Brands, we appreciate the similarities between our cultures. We look forward to getting to know you better. We respect what has made each company successful - including their people and their processes. As we begin planning how to bring these great companies together, we’ll be working with your leadership team to proceed in a thoughtful manner that builds on our collective strengths. We have a great future ahead of us. We look forward to you being a part of it! Sincerely, Donnie Smith

2200 West Don Tyson Parkway - Springdale, Arkansas 72762 ADDITIONAL INFORMATION AND WHERE TO FIND IT The tender offer (the “Offer”) has not yet commenced. Accordingly, this communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of the common stock of The Hillshire Brands Company (“Hillshire”) or any other securities. On the commencement date of any Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Tyson Foods, Inc. (“Tyson”) and HMB Holdings, Inc., a wholly owned subsidiary of Tyson, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Hillshire. The offer to purchase shares of Hillshire common stock will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed with the SEC by Tyson as part of its Schedule TO. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the Offer, as they may be amended from time to time, when they become available, because they will contain important information about the Offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the Offer. Investors and security holders may obtain free copies of these statements (when available) and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to the information agent for the Offer, which will be named in the tender offer statement.